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                              January 15, 2021

       Jessica Marion
       Chief Financial Officer
       One Equity Partners Open Water I Corp.
       c/o OEP Open Water I Holdings, LLC
       510 Madison Avenue, 19th Floor
       New York, New York 10022

                                                        Re: One Equity Partners
Open Water I Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-251925

       Dear Ms. Marion:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-1 filed January 14,
2021

       Risk Factors, page 34

   1. Please include a risk factor to highlight that as the number of special purpose acquisition companies evaluating
targets increases, attractive targets may become scarcer and there may be more competition
for attractive targets which could increase the cost of your initial business
combination and could even result in your inability to find a target or to consummate an initial
business combination.
       Signatures, page II-7

   2. Please include the signatures of a majority of your board of directors below the second paragraph of text
required on the Signatures page.
 Jessica Marion
One Equity Partners Open Water I Corp.
January 15, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Jean Yu,
Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJessica Marion
                                                    Division of Corporation
Finance
Comapany NameOne Equity Partners Open Water I Corp.
                                                    Office of Manufacturing
January 15, 2021 Page 2
cc:       Christian O. Nagler
FirstName LastName